UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                         For the month of November 2005

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                       Suite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada,V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

Change in Directors

On November 28, 2005, Mr. Ronald Blomkamp resigned from his positions as a director and officer of the Company. On the same date, Mr. Andrew Gourlay was appointed Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director of the Company. On December 1, 2005 Mr. Richard Kehmeier was appointed a Director of the Company. Set forth below are the ages and a brief description of the background and business experience of Mr. Gourlay and Mr. Kehmeier over the past five years.

Mr. Andrew Gourlay, age 50, is an accomplished mineral and precious metals geologist who has been working as a professional geologist for nearly two decades. From 2003 to 2005, he worked as the Senior Exploration Geologist for Asia Gold Corp. From 1994 to 2003 and presently, he is a consulting geologist to a variety of mineral exploration companies. He has been involved in the search for precious metals in Mongolia, Southeast Asia, and South America. Mr. Gourlay graduated from the University of British Columbia with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and is a Fellow of the Geological Association of Canada.

Mr. Richard Kehmeier, age 57, is a certified professional and registered exploration geologist with over thirty years of international experience in all phases of resource development for the mining industry. Over the past five years, Mr. Kehmeier has been working as a self-employed consultant. During his career, he has held such positions as Vice President at Gold Reserve Corp. and has worked for companies such as Atlas, Union Carbide, and Anaconda. Mr. Kehmeier graduated from the Colorado School of Mines with a Bachelor of Science in Geological Engineering and a Master of Science in Geology.

Termination of Property Option Agreement

On November 23, 2005, the Company terminated the Option Agreement, dated February 18, 2004, between the Company and Randy Polischuk, as amended on November 29, 2004 (the "Option Agreement"). As previously disclosed on the Company's Registration Statement on Form F-1/A, filed with the Securities and Exchange Agreement on April 12, 2005, the Option Agreement provided the Company an option to acquire a 100% interest in a property in the Province of British Columbia, Canada, known as the Polischuk Property. In order to exercise such option, the Company must have made cash payments totaling (Canadian) $70,000 to Randy Polischuk prior to November 29, 2005 and must have incurred net expenditures on the property of at least (Canadian) $525,000 prior to November 29, 2005. To date, the Company had paid to Mr. Polischuk a total of (Canadian) $10,000 pursuant to the Option Agreement.

With the appointments of Mr. Gourlay as the new President and Mr. Kehmeier to the Board, the Company has commenced a review of several exploration stage properties.

A more complete description of the Option Agreement can be found in the Company's Registration Statement on Form F-1/A, filed with the Securities and Exchange Agreement on April 12, 2005. A copy of the Option Agreement is annexed to the Company's Registration Statement on Form F-1, filed with the Securities and Exchange Agreement on November 22, 2004. A copy of the amendment to the Option Agreement is annexed to the Company's Registration Statement on Form F-1/A, filed with the Securities and Exchange Agreement on January 25, 2005. All statements made herein concerning the foregoing agreement are qualified by references to said exhibits.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                          AMERICAN GOLDRUSH CORPORATION

                                            By: _/s/_____________
                                            Name: Andrew Gourlay
                                            Title: President

Date:    December 1, 2005